CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management of SilverCrest Metals Inc. (the “Company”) (“we”, “us” or “our”) have prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The consolidated financial statements include, where necessary, amounts based on our estimates and judgement.

The Board of Directors, through the Audit Committee, is responsible for overseeing the performance of our responsibilities for financial reporting and Internal Control over Financial Reporting and Disclosure Controls and Procedures. The Audit Committee, which is composed of non-executive directors, discusses and analyzes the Company’s consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) with management before such information is approved by the Audit Committee and submitted to securities commissions or other regulatory authorities. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, and the adequacy of the system of internal controls, and to review financial reporting issues.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion in the Report of Independent Registered Public Accounting Firm.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting, as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Internal Control over Financial Reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Due to its inherent limitations, Internal Control Over Financial Reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our Internal Control over Financial Reporting as of December 31, 2022, based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that the Company’s Internal Control over Financial Reporting was effective as of December 31, 2022.

The effectiveness of the Company’s Internal Control over Financial Reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, as stated in their Report of Independent Registered Public Accounting Firm.

"N. Eric Fier"	"Anne Yong"
Chief Executive Officer	Chief Financial Officer

Vancouver, Canada

March 10, 2023

1

SILVERCREST METALS INC.

2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SilverCrest Metals Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of SilverCrest Metals Inc. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of income (loss) and comprehensive income (loss), of cash flows and of shareholders' equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

3

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment indicators of property, plant and equipment, construction in progress and mineral property

As described in Notes 2, 3 and 5 to the consolidated financial statements, the Company's carrying values of property, plant and equipment, construction in progress and mineral property amounted to $117 million, $3 million and $105 million, respectively, as of December 31, 2022. Management assesses whether any indication of impairment exists at the end of each reporting period or whenever the facts and circumstances indicate that the carrying values of the assets may exceed their recoverable amounts. If such an indication exists, the recoverable amount of an asset or cash generating unit (CGU) is estimated in order to determine the extent of the impairment, if any. Management applies critical judgment in assessing whether certain information would be considered an indicator of impairment. Management considers both internal and external information to determine whether there is an indicator of impairment. The information that management considers in assessing whether there are any indicators of impairment include, but are not limited to, significant decreases in future gold and silver prices, increases in operating cost and future capital costs estimates, decreases in estimated mineral reserves, decreases in estimated production and increases in the discount rate, if any. No impairment indicators were identified by management as of December 31, 2022.

4

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of property, plant and equipment, construction in progress and mineral property is a critical audit matter are (i) the critical judgment made by management when assessing whether there were indicators of impairment, considering information such as significant decreases in future gold and silver prices, increases in operating cost and future capital costs estimates, decreases in estimated mineral reserves, decreases in estimated production and increases in the discount rate, if any, and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the audit evidence related to management's assessment of impairment indicators of property, plant and equipment, construction in progress and mineral property.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of impairment indicators of property, plant and equipment, construction in progress and mineral property. These procedures also included, among others, evaluating the reasonableness of management's conclusion with respect to impairment indicators, considering information such as significant decreases in future gold and silver prices, increases in operating cost and future capital costs estimates, decreases in estimated mineral reserves, decreases in estimated production and increases in the discount rate, if any, by considering (i) consistency with external market and industry data, (ii) consistency with the current performance of the CGU, (iii) the past performance of the CGU, relative to budget, and (iii) evidence obtained in other areas of the audit, as applicable.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia, Canada

March 10, 2023

We have served as the Company's auditor since 2019.

5

SILVERCREST METALS INC. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) AS AT

	December 31, 2022	December 31, 2021

ASSETS
Current assets
Cash and cash equivalents	$50,761	$176,515
Accounts receivable	179	88
Value-added taxes receivable	15,985	10,211
Inventories (note 4)	40,203	-
Prepaid expenses and other	4,663	3,303
Total current assets	111,791	190,117

Non-current assets
Value-added taxes receivable	15,433	13,082
Deposits	27	92
Mineral property, plant, and equipment (note 5)	228,098	165,686
Total non-current assets	243,558	178,860

TOTAL ASSETS	$355,349	$368,977

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 6)	$23,416	$10,385
Lease liabilities	116	178
Debt (note 7)	13,393	-
Total current liabilities	36,925	10,563

Non-current liabilities
Lease liabilities	260	263
Deferred income tax liability (note 16)	382	-
Debt (note 7)	36,198	87,168
Reclamation and closure provision (note 8)	4,590	2,713
Total non-current liabilities	41,430	90,144
Total liabilities	78,355	100,707

Shareholders' equity
Capital stock (note 15)	405,811	401,736
Share-based payment reserve (note 15)	10,945	9,782
Foreign currency translation reserve	(13,793)	14,194
Deficit	(125,969)	(157,442)
Total shareholders' equity	276,994	268,270

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$355,349	$368,977

Nature of operations (note 1)

Commitments (note 18)

Subsequent events (note 20)

Approved by the Board and authorized for issue on March 10, 2023:

"N. Eric Fier"	Director	"Graham C. Thody"	Director

The accompanying notes are an integral part of these consolidated financial statements.	6

SILVERCREST METALS INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR PER SHARE AMOUNTS; SHARES IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31,

	2022	2021

Revenue (note 9)	$43,510	$-
Cost of sales (note 10)	(15,090)	-
Mine operating income	28,420	-

Expenses
General and administrative expenses (note 11)	(7,824)	(6,011)
Exploration and evaluation expenditures (note 12)	(5,444)	(10,476)
Depreciation (note 5)	(56)	(59)
Share-based compensation (notes 14 and 15)	(1,866)	(1,721)
	(15,190)	(18,267)
Other income (expense)
Foreign exchange gain (loss) (note 18)	27,913	(5,171)
Interest and finance expense (note 13)	(6,589)	(27)
Interest income	2,811	1,085
Income (loss) before income taxes	37,365	(22,380)

Income tax expense (note 16)	(5,682)	(384)
Deferred income tax expense (note 16)	(382)	-
Income (loss) for the year	$31,301	$(22,764)

Other comprehensive loss
Foreign currency translation adjustment	(27,987)	5,325
Comprehensive income (loss) for the year	$3,314	$(17,439)

Basic income (loss) per common share	$0.21	$(0.16)
Diluted income (loss) per common share	$0.21	$(0.16)

Weighted average number of common shares outstanding
Basic	146,164	142,611
Diluted	152,190	142,611

The accompanying notes are an integral part of these consolidated financial statements.	7

SILVERCREST METALS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) FOR THE YEARS ENDED DECEMBER 31,

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the year	$31,301	$(22,764)
Adjustments for:
Depreciation and depletion (note 5)	1,937	59
Foreign exchange (gain) loss, unrealized	(21,868)	2,660
Income tax expense	6,064	384
Income taxes paid	-	(285)
Interest and finance expense (note 13)	6,566	27
Interest income	(2,811)	(1,085)
Share-based compensation	2,398	2,013
Changes in non-cash working capital items:
Accounts receivable	(5)	58
Value-added taxes receivable	(8,127)	(10,745)
Inventories	(21,945)	-
Prepaids and deposits	(2,180)	(713)
Accounts payable and accrued liabilities	3,613	(2,462)
Net cash used in operating activities	(5,057)	(32,853)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	2,715	1,286
Expenditures on mineral properties, plant and equipment	(68,489)	(120,381)
Net cash used in investing activities	(65,774)	(119,095)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	2,467	140,823
Capital stock issuance costs	-	(6,645)
Loan drawdown, net of transaction cost	49,583	60,000
Loan repayment	(90,000)	-
Early prepayment fees and closing costs	(2,860)	-
Loan interest payment	(7,568)	(3,436)
Payment of lease liabilities	(159)	(153)
Net cash (used in) provided by financing activities	(48,537)	190,589

Effect of foreign exchange on cash and cash equivalents	(6,386)	2,738

Change in cash and cash equivalents, during the year	(125,754)	41,379
Cash and cash equivalents, beginning of the year	176,515	135,136
Cash and cash equivalents, end of the year	$50,761	$176,515

Cash and cash equivalents is represented by:
Cash	$50,761	$125,587
Cash equivalents	-	50,928
Total cash and cash equivalents	$50,761	$176,515

Non-cash investing activities
Capitalized to mineral property, plant, and equipment
Transfer to inventories	$(8,277)	$-
Accounts payable and accrued liabilities	$3,350	$6,611
Depreciation and depletion (note 5)	$1,042	$1,388
Loan interest and accretion (note 7)	$1,618	$267
Share-based compensation	$1,305	$1,398
Right-of-use asset recognized	$99	$256
Interest on lease liabilities	$19	$9
Change in reclamation and closure provision	$1,576	$2,713

The accompanying notes are an integral part of these consolidated financial statements.	8

SILVERCREST METALS INC. CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS; SHARES IN THOUSANDS)

	Capital stock		Share-based	Foreign currency
			payment	translation
	Number	Amount	reserve	reserve	Deficit	Total

Balance at December 31, 2020	129,329	$265,939	$8,978	$8,869	$(134,786)	$149,000

Capital stock issued (note 15)	15,008	138,069	-	-	-	138,069
Capital stock issuance costs (note 15)	-	(6,645)	-	-	-	(6,645)
Stock options exercised (note 15)	1,312	4,373	(1,619)	-	-	2,754
Stock options forfeited (note 15)	-	-	(108)	-	108	-
Share-based compensation, stock options (note 15)	-	-	2,531	-	-	2,531
Foreign exchange translation	-	-	-	5,325	-	5,325
Loss for the year	-	-	-	-	(22,764)	(22,764)

Balance at December 31, 2021	145,649	401,736	9,782	14,194	(157,442)	268,270

Stock options exercised (note 15)	1,507	4,075	(1,608)	-	-	2,467
Stock options forfeited (note 15)	-	-	(172)	-	172	-
Share-based compensation, stock options (note 15)	-	-	2,943	-	-	2,943
Foreign exchange translation	-	-	-	(27,987)	-	(27,987)
Income for the year	-	-	-	-	31,301	31,301

Balance at December 31, 2022	147,156	$405,811	$10,945	$(13,793)	$(125,969)	$276,994

The accompanying notes are an integral part of these consolidated financial statements.	9

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

1. NATURE OF OPERATIONS

SilverCrest Metals Inc. (the "Company" or "SilverCrest") is a Canadian precious metals producer headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the Toronto Stock Exchange ("TSX") under the symbol "SIL" and on the NYSE-American under the symbol "SILV". The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company's registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

The Company's principal focus is operating the Las Chispas Mine, located in Sonora, Mexico, which was ready for its intended use and therefore reached commercial production effective November 1, 2022. Please refer to note 3 "Critical Judgements and Estimates - Critical Judgements in Applying Accounting Policies" for further details.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and measurement

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements were approved for issuance by the Board of Directors on March 10, 2023.

Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company and its subsidiaries, all of which are wholly owned. The Company consolidates subsidiaries where the Company can exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and can affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition of control up to the effective date of loss of control.

The Company's principal subsidiary at December 31, 2022 was the wholly-owned Compañía Minera La Llamarada, S.A. de C.V. located in Mexico whose principal project and purpose is ownership and operation of the Las Chispas Mine.

Intercompany assets, liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated on consolidation.

Foreign currencies

The Company's presentation currency is the United States dollar ("US$"). The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The Company considers the functional currency for its Canadian operations to be the Canadian dollar ("C$") and its Mexican operations to be US$.

Foreign currency transactions

Foreign currency balances and transactions are translated into the respective functional currencies of each entity as follows:

● Monetary assets and liabilities are translated at period end exchange rates;

● Non-monetary assets and liabilities are translated at historical exchange rates in effect on the date transactions occurred;

● Revenue and expenses are translated using exchange rates approximating those in effect on the date transactions occurred; and

● Exchange gains and losses are included in profit or loss.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

Translation to presentation currency

For entities with a functional currency other than US$, balances and transactions are translated as follows:

● Assets and liabilities were translated at period end exchange rates;

● Revenue and expenses are translated using exchange rates approximating those in effect on the date transactions occurred; and

● Exchange gains and losses arising on translation are recorded to foreign currency translation reserve.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments that are readily convertible to known amounts of cash with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Value-added taxes receivable

Current taxes receivable includes Goods and Services Tax receivables generated on the purchase of supplies and services and are refundable from the Canadian government. Current and non-current taxes receivable includes value-added taxes ("VAT") receivables generated on the purchase of supplies and services and are receivable from the Mexican government. The Company classifies VAT receivables as non-current if it does not expect collection of certain amounts to occur within the next year. The recovery of VAT involves a complex application process and the timing of collection of VAT receivables is uncertain. The Company has not recognized a loss allowance for expected credit losses as VAT receivables are not contract assets and therefore outside the scope of IFRS 9.

Inventories

Inventories include stockpiled ore, work-in-process, materials and supplies, and finished goods, and are measured at the lower of weighted average cost or net realizable value ("NRV"). For work-in-process and finished goods inventories, cost includes all direct costs incurred in production, including direct labour and materials, depreciation and depletion, and directly attributable overhead costs. NRV is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form, transportation costs, and estimated costs to sell.

Stockpiled ore represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory is based on current mining cost per ounce incurred up to the point of stockpiling the ore and are removed at the weighted average cost per ounce. Costs are included in work-in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depletion of mining interests, and removed at the weighted average cost per recoverable ounce of silver equivalent. The average costs of finished goods represent the average costs of work-in-process inventory incurred prior to the refining process, plus applicable refining and transportation costs.

Work-in-process inventory includes inventory in the milling process, in tanks, and precipitates. Finished goods inventory includes metals in their final stage of production prior to sale, primarily doré at the mine site or in transit, and refined metal held at a refinery.

Any write-downs of inventories to NRV are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to NRV are reversed to the extent that the related inventories have not been sold.

Materials and supplies are measured at weighted average cost. Cost includes acquisition, freight, and other directly attributable costs. In the event that the NRV of the finished goods, the production of which the materials and supplies are held for use in, is lower than the expected cost of the finished product, the material and supplies are written down to their NRV.
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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral property, plant, and equipment

Exploration and evaluation assets - acquisition costs

The costs of acquiring exploration properties, including transaction costs, are capitalized as exploration and evaluation assets. All other exploration and evaluation expenditures are expensed in the period in which they are incurred.

Acquisition costs for each exploration property are carried forward as an asset provided that one of the following conditions is met:

● Such costs are expected to be recouped in full through the successful exploration and development of the exploration property or alternatively, by sale; or

● Exploration and evaluation activities in the property have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, but active and significant operations in relation to the exploration property are continuing or planned.

The Company performs an assessment for impairment of capitalized amounts whenever the facts and circumstances indicate that the asset may exceed its recoverable amount. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company's intentions for the development of such an exploration property and management's determination that the exploration property is not viable. If an exploration property is considered to be impaired, all unrecoverable costs associated with the property are charged to the consolidated statement of income (loss) and comprehensive income (loss) at the time the determination is made. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. If the recoverable amount of an individual asset cannot be determined, the recoverable amount is determined for the cash generating unit ("CGU") to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the consolidated statement of income (loss) and comprehensive income (loss).

Exploration and evaluation expenditures

Exploration and evaluation costs, net of incidental revenues, are charged to the consolidated statement of income (loss) and comprehensive income (loss) in the year incurred until the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized into mineral property, plant, and equipment. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to: the extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document; the results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study; the status of environmental permits, and the status of mining leases or permits.

Mineral property - development phase

Once the technical feasibility and commercial viability of an exploration property has been determined, it is then considered to be a mine under development and is reclassified to mineral property. The carrying value of capitalized exploration and evaluation acquisition costs are tested for impairment before they are transferred to mineral property.

All costs relating to the construction, installation, or completion of a mine that are incurred subsequent to the exploration and evaluation stage are capitalized to mineral property.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral property, plant, and equipment (continued)

Mineral property - development phase (continued)

The Company assesses the stage of each mine under development to determine when an asset reaches the stage when it is in the condition for it to be capable of operating in a manner intended by management ("commercial production"). Determining when an asset has achieved commercial production is a matter of judgement. Depending on the specific facts and circumstances, the following factors may indicate that commercial production has commenced:

● all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

● the completion of a reasonable period of testing of the mine plant and equipment;

● the ability to produce saleable product (e.g., the ability to produce ore within specifications);

● the mine has been transferred to operating personnel from internal development groups or external contractors;

● the mine or mill has reached a predetermined percentage of design capacity;

● mineral recoveries are at or near the expected production level; and

● the ability to sustain ongoing production of ore (i.e., the ability to continue to produce ore at a steady or increasing level).

Proceeds before intended use

Revenue from the sale of gold and silver ounces recovered before items of mineral property, plant, and equipment, such as the mine or process plant, are operating in the manner intended by management are recognized, along with related costs, in the consolidated statement of income (loss) and comprehensive income (loss).

Mineral property - production phase

When management determines that a property is capable of commercial production, depletion of costs capitalized during development begins.

Once a mineral property has been brought into commercial production, the costs of any additional work on that property are expensed as incurred, except for exploration and development programs which constitute a betterment, which will be deferred and depleted over the remaining useful life of the related assets. Mineral properties include reclamation and closure provision costs related to the reclamation of mineral properties. Mineral properties are derecognized upon disposal, or impaired when no future economic benefits are expected to arise from continued use of the asset or the carrying value of the CGU exceeds its recoverable amount. Any gain or loss on disposal of the asset, determined as the difference between the proceeds received and the carrying amount of the asset is recognized in the consolidated statement of income (loss) and comprehensive income (loss).

Mineral properties are depleted on the unit-of-production basis using the mineable tonnes extracted from the mine in the period as a percentage of the total mineable tonnes to be extracted in current and future periods based on mineral reserves. Mineral properties are recorded at cost, net of accumulated depletion and accumulated impairment losses and are not intended to represent future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral property.

Property, plant, and equipment

Property, plant, and equipment is recorded at historical cost less accumulated depreciation and impairment charges.

The cost of an item of property, plant, and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of plant and equipment.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral property, plant, and equipment (continued)

Property, plant, and equipment (continued)

Plant and equipment is depreciated to its estimated residual value using either the straight-line or the units-of-production method over the estimated useful lives of the individual assets. The major categories of plant and equipment and their useful lives and depreciation method are as follows:

Category	Estimated life	Depreciation method
Computer equipment	3-4 years	Straight-line
Mining equipment	5-15 years	Straight-line
Vehicles	4 years	Straight-line
Buildings	Life-of-mine	Straight-line
Mine plant and related equipment	Life-of-mine	Units-of-production
Underground infrastructure	Life-of-mine	Straight-line

Assets under construction are not depreciated until available for their intended use. Non-depreciable property, such as land, is recorded at historical cost, less any impairment charges.

The Company conducts a review of residual values, useful lives, and depreciation methods annually and when events and circumstances indicate such a review should be made. Any changes in estimates that arise from this review are accounted for prospectively.

An item of property, plant, and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the statement of consolidated income (loss) and comprehensive income (loss).

Reclamation and closure provision

The Company recognizes liabilities for statutory, contractual, constructive, or legal obligations, including those associated with the reclamation and closure of exploration and evaluation assets, mineral properties, plant, and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an environmental rehabilitation obligation is recognized at its present value if a reasonable estimate of cost can be made. The Company records the present value of estimated future cash flows, adjusted for inflation, associated with reclamation as a liability, at a risk-free rate, when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these capitalized reclamation and closure costs are amortized over the life of the related assets. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial estimates (additional reclamation and closure costs). The Company recognizes its environmental liability on a site-by-site basis when it can be reliably estimated. Environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible are charged to the consolidated statement of income (loss) and comprehensive income (loss).

Leases

The Company assesses whether a contract is or contains a lease, at the inception of a contract. The Company recognizes a right-of-use ("ROU") asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the following exceptions: (i) the Company has elected not to recognize ROU assets and liabilities for leases where the total lease term is less than or equal to 12 months, or (ii) for leases of low value. The payments for such leases are recognized in either the consolidated statement of financial position or the consolidated statement of income (loss) and comprehensive income (loss) on a straight-line basis over the lease term.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement day, and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

ROU assets are included in mineral property, plant, and equipment, and the lease liability is presented as a separate line in the consolidated statement of financial position. Variable lease payments that do not depend on an index or rate are not included in the measurement of the ROU asset and lease liability. The related payments are recognized as an expenditure in the period in which the triggering event occurs and are included in either the consolidated statement of financial position or the consolidated statement of income (loss) and comprehensive income (loss).

Debt and borrowing costs

Debt is initially recognized at fair value, net of any transaction costs, and subsequently carried at amortized cost.

Borrowing costs that are directly attributable to the acquisition, construction, or production of a qualifying asset are capitalized as part of the cost of that asset until the asset is substantially complete and ready for its intended use. All other borrowing costs are expensed as incurred.

Share-based compensation and payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees, and consultants. The cost of stock options granted is recorded based on the estimated fair-value at the grant date and is either capitalized to the consolidated statement of financial position or charged to the consolidated statement of income (loss) and comprehensive income (loss) over the vesting period. Where stock options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes Option Pricing Model. Compensation expense is recognized over the tranche's vesting period by either capitalization to the consolidated statement of financial position or a charge to the consolidated statement of income (loss) and comprehensive income (loss), with a corresponding increase to reserves based on the number of options expected to vest. Consideration paid for the shares on the exercise of stock options is credited to capital stock. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share-based compensation is transferred to deficit. The number of options expected to vest is reviewed at least annually, with any impact being recognized immediately.

In situations where equity instruments are issued to non-employees and some or all the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments to non-employees are measured at the fair value of goods or services received.

Share unit plan

On June 15, 2021, the shareholders of the Company approved the adoption of a Equity Share Unit Plan for the Company (the "SU Plan") pursuant to which the Company may grant share units ("SUs"), including restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). The SU Plan provides for up to 1.5% of the outstanding common shares of the Company from time to time to be issuable to settle share units granted under the SU Plan. With the implementation of the SU Plan, the Company's former cash-settled DSU plan was phased out and no new awards of DSUs will be granted under that plan.

The SUs will be subject to any combination of time-based vesting and performance-based vesting conditions as the Board of Directors shall determine from time to time. Unless set forth in the particular award agreement, the Board of Directors may elect one or any combination of the following settlement methods for the settlement of SUs: issuing shares from treasury, causing a broker to purchase shares on the TSX; and/or paying cash. While the SUs issued during 2022 and 2021 did not specify a method of settlement, the Company determined that at least a portion would be settled by a brokered purchase or cash. Accordingly, the Company recorded the value of SUs issued as an accrued liability.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation and payments (continued)

DSUs

DSUs vest immediately and become payable upon the retirement of the holder. The share-based compensation expense related to these DSUs was calculated using the fair value method based on the market price of the Company's shares at the end of each reporting period and the Company records a corresponding liability in accounts payable and accrued liabilities.

RSUs

Share-based compensation of RSUs is calculated using the fair-value method based on the market price of the Company's shares at the grant date and is recorded over the vesting period. Where RSUs are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. Share-based compensation is recognized over the tranche's vesting period as either an expense, inventories, exploration and evaluation expenditure, or capitalized as mineral property, plant, and equipment, with a corresponding change in accrued liabilities. The value of vested RSUs is remeasured at each reporting date to the current market price of the Company's shares.

PSUs

Share-based compensation of PSUs is calculated using the fair-value method based on the market price of the Company's shares at the grant date and is recorded over the vesting period. Share-based compensation is recognized on a straight-line method basis, over the PSU's vesting period as either an expense, inventories, or capitalized as mineral property, plant, and equipment, with a corresponding change in accrued liabilities. The value of vested PSUs is remeasured at each reporting date to the current market price of the Company's shares.

Related party transactions

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, and related parties may be individuals, such as key management personnel, including immediate family members of the individual, or corporate entities, including the Company's wholly owned subsidiaries. A transaction is a related party transaction when there is a transfer of resources or obligations between related parties.

Income (loss) per share

Basic income (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted income (loss) per share is computed similarly to basic income (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and share units, if dilutive.

The number of additional shares is calculated by assuming that outstanding stock options and share units were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Revenue recognition

The Company early adopted the Amendments to IAS 16 "Property, Plant, and Equipment" during the year ended December 31, 2021, pursuant to which proceeds from sales occurring before the Las Chispas Mine is operating in the manner intended by management should be recognized in the consolidated statement of income (loss) and comprehensive income (loss), together with the costs of producing those items. The Company measured the costs of production, while the Las Chispas Mine was in commissioning, in accordance with IAS 2 "Inventories". The Las Chispas Mine finished commissioning when commercial production was declared on November 1, 2022.

The Company's primary source of revenue is the sale of refined gold and silver and its performance obligations are the delivery of refined gold and silver to its customers.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Revenue from the sale of metal is recognized when the buyer obtains control of the metal. When considering whether the Company has satisfied its performance obligations, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the metal; the Company has transferred physical possession of the metal to the customer; and, the customer has the significant risks and rewards of ownership of the metal. Revenue is recognized at the time when the risks and rewards of ownership and title transfers to the customer, which is when the Company irrevocably instructs the refinery to deliver the metals to the customer.

The Company sells gold and silver to bullion banks who are members of the London Bullion Market Association. The sales price is fixed on the date of sale based on spot price or by mutual agreement.

Taxation

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity. Current income tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

The Company follows the asset and liability method of accounting for income taxes whereby deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period of substantive enactment.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded. Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income (loss) ("FVTOCI"), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are recognized in profit or loss for the period.

An 'expected credit loss' impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to the present value of estimated future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statement of income (loss) and comprehensive income (loss).
17

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting standards issued but not yet effective

Amendments to IAS 1, Presentation of Financial Statements

In January 2020, the International Accounting Standards Board ("IASB") issued "Classification of Liabilities as Current or Non-current (Amendments to IAS 1)". The amendments clarify that the classification of liabilities as current or non-current should be based on rights that exist at the end of the reporting period. The amendments also clarify the definition of a settlement and provide situations that would be considered as a settlement of a liability. In October 2022, the IASB issued "Non-current Liabilities with Covenants (Amendments to IAS 1)". These further amendments clarify how to address the effects on classification and disclosure of covenants that an entity is required to comply with on or before the reporting date and covenants that an entity must comply with only after the reporting date. The amendments are effective for reporting periods beginning on or after January 1, 2024. The Company has not yet determined the impact that these amendments will have on our consolidated financial statements.

3. CRITICAL JUDGMENTS AND ESTIMATES

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in the description of accounting policies (note 2) and/or other notes to the financial statements. Management has made the following critical judgments and estimates:

Critical judgments in applying accounting policies

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company's consolidated financial statements are as follows:

Assessment of impairment indicators of non-current assets

Management assesses whether any indication of impairment exists at the end of each reporting period. Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment includes, but is not limited to, significant decreases in future gold and silver prices, increases in operating cost and future capital costs estimates, decreases in estimated mineral reserves, decreases in estimated production and increases in the discount rate. No impairment indicators were identified by management as of December 31, 2022.

Functional currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of the parent entity to be C$ and its subsidiaries to be US$. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

3. CRITICAL JUDGMENTS AND ESTIMATES (continued)

Critical judgments in applying accounting policies (continued)

Mineral property, plant, and equipment and determination whether assets are ready for their intended use

Determining when the Las Chispas Mine, processing plant, and other assets are in the condition necessary to be capable of operating in the manner intended by management is a matter of judgment. The Company has established a framework in the context of IAS 16 - Property, Plant and Equipment with respect to determining when the Las Chispas Mine and processing plant are deemed to be capable of operating in the manner intended by management. This framework considers factors such as the physical and technical performance of the asset. For further details on this framework and the factors considered, please refer to Note 2 "Significant Accounting Policies - Mineral property, plant, and equipment - Mineral property - development phase". During 2022, management determined that the Las Chispas Mine had achieved commercial production effective November 1, 2022.

Key sources of estimation uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company's assets and liabilities in the next 12 months are as follows:

Mineral reserves and the life of mine plan

The Company estimates its mineral reserves in accordance with the requirements of National Instrument 43-101. Estimates of the quantities of the mineral reserves form the basis for the Company's life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental reclamation provision.

Significant estimation is involved in determining the reserves and resources included within the Company's life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs, or recovery rates may result in the Company's life of mine plan being revised and such changes could impact depletion rates, asset carrying values, and our environmental reclamation provision.

Collectability and classification of VAT receivable

VAT receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

Impairment of non-current assets

Non-current assets are tested for impairment when indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to future gold and silver prices; future capital cost estimates; operating cost estimates; reductions in the estimated mineral reserves; decreases in estimated production; and, the discount rate. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company's non-current assets.

Estimate of reclamation and closure cost provision

The Company's provision for reclamation and closure costs represents management's best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, the timing of the cash flows associated with the future costs, inflation, and movements in foreign exchange rates when liabilities are anticipated to be settled in a currency other than US$. Cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques, or experience at other mine sites, local inflation rates, and foreign exchange rates. The expected timing of expenditures can also change, for example, in response to changes in mineral reserves, production rates, or economic conditions. The Company's assumptions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate and changes in any of the aforementioned factors can result in a material change to the provision recognized by the Company.

19

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

3. CRITICAL JUDGMENTS AND ESTIMATES (continued)

Key sources of estimation uncertainty (continued)

Inventories

Stockpiled ore, work-in-process, and finished goods are measured at the lower of weighted average cost or NRV. The assumptions used in the valuation of work-in process inventory include estimates of the amount of gold and silver in the mill circuits and assumptions of the gold and silver prices expected to be realized when the metals are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventory, which would reduce the Company's earnings.

4. INVENTORIES

The Company did not have any inventories recorded in 2021. As at the end of 2022, the Company's inventories comprised of the following:

December 31, 2022
Stockpiled ore	$25,669
Work-in-process	4,353
Finished goods	4,897
Materials and supplies	5,284
Total inventories	$40,203

During the second quarter of 2022, the Company started commissioning activities of the processing plant which included the processing of stockpiled ore and the production of doré for sale. Accordingly, the Company concluded that the stockpiled ore should be presented as inventory, with an appropriate allocation of costs. Consequently, $13,655 of costs incurred from January 1, 2021 to June 30, 2022, and previously presented within mineral property costs, were reclassified to inventories during the second quarter of 2022.

As at December 31, 2022, $3,747 of depreciation and depletion and $870 of share-based compensation was included in inventories. At December 31, 2022, the Company did not hold any non-current inventories.

During 2022, the Company expensed $13,394 of inventories to cost of sales.
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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

5. MINERAL PROPERTY, PLANT, AND EQUIPMENT

	Property, plant and equipment	Construction in progress	Mineral property(1)	Exploration and evaluation assets	Total
Cost
At December 31, 2020	$4,181	$28,768	$4,312	$2,488	$39,749
Additions	9,553	60,598	57,973	-	128,124
Transfers	5,083	(5,083)	-	-	-
At December 31, 2021	18,817	84,283	62,285	2,488	167,873
Additions	22,458	2,257	58,006	-	82,721
Transfers	83,179	(83,179)	-	-	-
Transfers to inventories (note 4)	-	-	(13,655)	-	(13,655)
At December 31, 2022	$124,454	$3,361	$106,636	$2,488	$236,939

Accumulated depreciation and depletion
At December 31, 2020	$(740)	$-	$-	$-	$(740)
Depreciation and depletion for the year(2)	(1,447)	-	-	-	(1,447)
At December 31, 2021	(2,187)	-	-	-	(2,187)
Depreciation and depletion for the year(2)	(5,118)	-	(1,536)	-	(6,654)
At December 31, 2022	$(7,305)	$-	$(1,536)	$-	$(8,841)

Carrying amounts
At December 31, 2021	$16,630	$84,283	$62,285	$2,488	$165,686
At December 31, 2022	$117,149	$3,361	$105,100	$2,488	$228,098

(1)  Mineral property relates to the producing Las Chispas Mine.

(2) A portion of depreciation is expensed in the consolidated statement of income (loss) and comprehensive income (loss), including $1,856 (2021 - $Nil) recorded to cost of sales during 2022, and the other portion is capitalized as either inventories or mineral property, plant, and equipment. On the declaration of commercial production, the Company began to record depletion which is capitalized to inventories on the consolidated statement of financial position and subsequently expensed as cost of sales in the consolidated statement of income (loss) and comprehensive income (loss).

At the end of May 2022, construction of the Las Chispas processing plant was completed which allowed the Company to start commissioning activities of the processing plant. Commissioning included the processing of stockpiled ore and the production of doré for sale.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2022	2021
Trade payables	$5,612	$2,990
Accrued liabilities	8,954	5,918
Tax liabilities(1)	5,740	98
Payroll related liabilities	728	134
Share unit accrued liabilities	2,382	1,245
Accounts payable and accrued liabilities	$23,416	$10,385

(1) During 2022, the Company had its first revenue from operations and determined that it was appropriate to record certain tax liabilities as their likelihood of being realized had increased. The majority of tax liabilities is accrued withholding tax on interest charged on intercompany loan balances.
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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

7.  DEBT

A summary of debt transactions is as follows:

	2022	2021
Project Financing Facility
Balance, beginning of year	$87,168	$28,967
Drawdown	-	60,000
Transaction costs amortized	-	(2,066)
Accretion	3,864	266
Interest expense	6,523	3,437
Interest payments	(7,555)	(3,436)
Debt repayment	(90,000)	-
Balance, end of year	$-	$87,168

Term Facility
Drawdown	$50,000	$-
Transaction costs	(417)	-
Accretion	8	-
Interest expense	354	-
Interest payments	(354)	-
Balance, end of year	$49,591	$-

Total debt	$49,591	$87,168
Less: current portion	(13,393)	-
Long-term debt	$36,198	$87,168

Project Financing Facility

On December 31, 2020, the Company's subsidiary entered into a secured project financing facility (the "Project Financing Facility") of up to $120,000. All amounts borrowed were due on December 31, 2024. The Company drew $30,000 on December 31, 2020, as required, and made drawdowns of $30,000 on both August 31, 2021 and December 30, 2021. The Company did not draw down the last $30 million and as such reclassified $1,032 of related transaction costs from prepaid expenses and other to mineral property, plant, and equipment as capitalized borrowing costs.

Amounts borrowed under the Project Financing Facility incurred interest at a rate of 6.95% per annum plus the greater of either 3-month LIBOR or 1.5%. During 2022, $7,391 (2021 - $3,703) of borrowing costs incurred prior to the declaration of commercial production was capitalized as mineral property, plant, and equipment and $2,996 (2021 - $Nil) of borrowing costs incurred post declaration of commercial production was expensed in the consolidated statement of income (loss) and comprehensive income (loss).

The Company held a balance of $90,000 under the Project Financing Facility throughout the majority of the year until November 29, 2022, when the Company repaid the total principal of $90,000 and all outstanding accrued interest. As result of the prepayment, the Company incurred and expensed a prepayment fee of 3% on the outstanding balance, totalling $2,748.

Credit Facility

On November 29, 2022, the Company refinanced its Project Financing Facility, of which only $90,000 was drawn, with a new $120,000 senior secured credit facility (the "Credit Facility") through a syndicate of two banks. The Credit Facility includes a $50,000 term facility ("Term Facility") and a $70,000 revolving facility ("Revolving Facility"). On closing of the Credit Facility, the Company fully drew the $50,000 Term Facility and used $40,000 of available cash to repay the outstanding $90,000 Project Financing Facility. The Revolving Facility of $70,000 will be available to the Company until November 27, 2026, for general corporate purposes and working capital (funds available to meet current, short-term obligations), subject to customary terms and conditions. As at December 31, 2022, there had been no draws on the Revolving Facility.

22

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

7.  DEBT (continued)

Credit Facility (continued)

The Term Facility has a 3-year term and repayment is in consecutive equal quarterly instalments of $4,500 commencing June 30, 2023, until the maturity date of November 28, 2025. The Revolving Facility has a 4-year term with a maturity date of November 27, 2026. Both the Term Facility and Revolving Facility bear interest at a rate based initially on an adjusted Term secured overnight financing rate as administered by the Federal Reserve Bank of New York ("SOFR"), plus an applicable margin ranging from 2.50% to 3.75% which Term SOFR margin has been set at 3.00% until June 30, 2023. The undrawn portion of the Revolving Facility is subject to a standby fee ranging from 0.5625% to 0.8428% per annum.

All debts under the Credit Facility are guaranteed by the Company and its subsidiaries and secured by the assets of the Company and NorCrest Metals Inc. (a subsidiary of the Company) and pledges of the securities of the Company's subsidiaries. The Credit Facility includes certain covenants that are calculated and reported each fiscal quarter. As at December 31, 2022, the Company was in compliance with all covenants.

8. RECLAMATION AND CLOSURE PROVISION

Changes to the reclamation and closure provision related to the Las Chispas Mine were as follows:

	2022	2021
Balance, beginning of year	$2,713	$-
Increase in estimated cash flows resulting from current activities	2,566	2,713
Changes in estimate	(988)	-
Accretion	243	-
Effect of changes in foreign exchange rates	56	-
Balance, end of year	$4,590	$2,713

The reclamation and closure cost provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

● The discount rate used in discounting the estimated reclamation and closure cost provision was 8.9% (2021 - 5.5%) during 2022 and is a risk-free rate based on the Bank of Mexico's 10 year bond rate.

● The majority of the expenditures are expected to occur in 2031 and 2032.

● A 1% change in the discount rate would result in an approximately $400 increase or decrease in the provision, while holding other assumptions consistent.

The undiscounted value of the reclamation and closure provision is estimated to be $11,158 (2021 - $4,357) which is calculated using a long-term inflation rate assumption of 4.6% (2021 - 3.0% to 4.5%).

9.  REVENUE

The Company did not have any revenue prior to the third quarter of 2022. During 2022, the Company had revenue of $43,510 from the sale of 11,400 gold ounces and 1.1 million silver ounces from two customers.

2022
Gold	$19,726
Silver	23,784
Revenue	$43,510

Customer A	35,117
Customer B	8,393
Revenue	$43,510
23

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

10. COST OF SALES

The Company did not have any cost of sales prior to the third quarter of 2022. Cost of sales were:

2022
Production costs	$12,119
Refining and transportation costs	712
Depletion and depreciation	1,856
Royalties	208
Site share-based compensation	195
Cost of sales	$15,090

Production costs by nature of expense were:

2022
Salaries and benefits	$1,639
Consultants and contractors	5,006
Utilities and other services	952
Supplies and consumables	3,482
Maintenance and mechanical	805
Office and other supplies	235
Production costs	$12,119

11. GENERAL AND ADMINISTRATIVE EXPENSES

	2022	2021
General and administrative	$3,396	$2,039
Marketing	528	507
Professional fees	907	1,099
Remuneration	2,993	2,366
General and administrative expenses	$7,824	$6,011

12. EXPLORATION AND EVALUATION EXPENDITURES

	2022	2021
Assays	$396	$499
Depreciation	27	10
Drilling	2,459	7,473
Field and administrative costs	1,119	976
Salaries and remuneration	1,045	1,174
Share-based compensation	338	292
Technical consulting services and studies	60	52
Exploration and evaluation expenditures	$5,444	$10,476

13. INTEREST AND FINANCE EXPENSE

	2022	2021
Interest expense - debt (note 7)	$3,358	$-
Early repayment fees and closing costs - Project Financing Facility (note 7)	2,860	-
Accretion of reclamation and closure provision (note 8)	243	-
Other financing costs	128	27
Interest and finance expense	$6,589	$27
24

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

14. RELATED PARTY TRANSACTIONS

Professional fees

During 2022 and 2021, the Company had the following transactions with a law firm of which the Company's Corporate Secretary is a partner.

	2022	2021
Professional fees - expense	$111	$105
Professional fees - capital stock issuance costs	$-	$250

	December 31, 2022	December 31, 2021
Payable to Koffman Kalef LLP	$12	$6

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

	2022	2021
Salaries, short-term incentives, management fees, and directors' fees (1)	$2,891	$2,457
Share-based compensation(2)	$2,285	$1,882
	$5,176	$4,339

(1) Salaries, short-term incentives, management fees, and directors' fees include remuneration and short-term benefits paid to the President, CFO, COO, and directors. The management fees were paid to a company controlled by the CEO.

(2) Share-based compensation includes amounts recorded for stock options and share units. Please see note 15 for further details.

Other transactions

● The Company recorded a loan receivable due from an officer of the Company. The loan accrues interest at a rate of 2% per annum and is due December 31, 2023. The loan receivable balance is as follows:

	December 31, 2022	December 31, 2021
Loan receivable(1)	$42	$44

(1) Subsequent to the year ended December 31, 2022, this loan receivable was fully settled.

● The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days. During 2022 and 2021, the following transactions occurred:

	2022	2021
Costs allocated to Goldsource	$66	$94

	December 31, 2022	December 31, 2021
Receivable from Goldsource	$19	$23

15.  CAPITAL STOCK

Authorized shares

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

25

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

15.  CAPITAL STOCK (continued)

Issued and outstanding

As of December 31, 2022, the Company had 147,156,264 common shares and no preferred shares outstanding.

In 2022, the Company issued 1,507,500 common shares at prices ranging from C$1.84 per share to C$8.24 per share for gross proceeds of $2,467 upon the exercise of stock options.

In 2021, the Company completed a prospectus offering of 15,007,500 common shares at a price of US$9.20 per common share for gross proceeds of $138,069. The Company incurred $6,645 of related capital stock issue costs. The Company also issued 1,311,633 common shares at prices ranging from C$1.88 per share to C$8.24 per share for gross proceeds of $2,754 upon the exercise of stock options.

Stock options

During 2022, the Company's Board of Directors, shareholders, and the TSX approved a new stock option plan (the "New SOP") and as such it was adopted by the Company replacing the old Stock Option Plan. Like the old Stock Option Plan, the New SOP is a "rolling 5.5%" plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 5.5% of the then issued and outstanding common shares.

A summary of the Company's stock option transactions during the year is as follows:

	2022		2021
	Number of	Weighted average	Number of	Weighted average
	options	exercised price (C$)	options	exercised price (C$)
Outstanding, beginning of year	6,216,700	$6.37	6,031,500	$4.55
Granted	944,500	8.86	1,562,500	10.36
Exercised*	(1,507,500)	2.13	(1,311,633)	2.63
Forfeited	(93,250)	10.66	(65,667)	8.80
Outstanding, end of year	5,560,450	$7.87	6,216,700	$6.37

*During 2022, the weighted average market value of the Company's shares at the dates of exercise was C$9.14 (2021 - C$11.04).

During 2022, the Company granted 944,500 (2021 - 1,562,500) stock options to certain employees, a consultant, and directors with exercise prices ranging from C$7.31 to C$11.14 (2021 - C$9.79 to C$10.87) and expiring five years from the grant date. 157,000 options granted in 2022 to a consultant vest over a 32-month period with 50% of the options vesting after each of 20 months and 32 months after the grant date, respectively. The remaining options vest over a 3-year period with 1/3 of the options vesting after each of one year, two years, and three years after the grant date, respectively.

26

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

15.          CAPITAL STOCK (continued)

Stock options (continued)

Stock options outstanding and exercisable as of December 31, 2022 are as follows:

		Options outstanding		Options exercisable
	Exercise	Number of shares	Remaining life	Number of shares
Expiry date	price (C$)	issuable on exercise	(years)	issuable on exercise
December 14, 2023	$3.24	1,235,000	0.95	1,235,000
May 30, 2024	$4.54	110,250	1.41	110,250
September 4, 2024	$8.21	836,250	1.68	836,250
December 19, 2024	$8.24	740,450	1.97	740,450
September 14, 2025	$12.53	125,000	2.71	83,333
November 11, 2025	$12.63	25,000	2.87	16,667
December 7, 2025	$11.22	50,000	2.94	33,333
February 25, 2026	$10.87	726,000	3.16	242,000
July 26, 2026	$9.97	91,000	3.57	30,333
August 3, 2026	$10.80	37,500	3.59	12,500
December 21, 2026	$9.79	639,500	3.98	213,167
April 1, 2027	$11.14	70,000	4.25	-
May 2, 2027	$9.69	157,000	4.34	-
July 11, 2027	$7.31	25,000	4.53	-
December 16, 2027	$8.50	692,500	4.96	-
		5,560,450		3,553,283

The weighted average remaining life of options outstanding is 2.62 years.

Share-based compensation

The fair value of options granted during 2022 and 2021 was estimated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

	2022	2021
Expected option life (years)	3.48	3.56
Expected volatility	55.35%	54.90%
Expected dividend yield	-	-
Risk-free interest rate	3.10%	0.72%
Expected forfeiture rate	1.00%	1.00%
Fair value per option (C$)	$3.72	$4.12
Total fair value	$2,701	$5,137
27

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022
15.          CAPITAL STOCK (continued)
Share-based compensation (continued)
A summary of the Company's share-based compensation for options vested during the year, related to options granted between 2019 and 2022, is as follows:
	2022	2021
Share-based compensation expense	$1,029	$849
Share-based compensation recorded to inventories	589	-
Exploration and evaluation expenditures	277	290
Mineral property, plant, and equipment additions	1,048	1,392
Total share-based compensation on vested options	$2,943	$2,531

Share-based compensation expense
Share-based compensation expense - stock options	$1,029	$849
Share-based compensation expense - deferred share units	430	869
Share-based compensation expense - restricted share units	146	3
Share-based compensation expense - performance share units	261	-
Total, share-based compensation expense	$1,866	$1,721

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation. At the time that stock options are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

A summary of share-based payment reserve transactions is as follows:

	2022	2021
Balance, beginning of year	$9,782	$8,978
Share-based compensation, stock options	2,943	2,531
Stock options exercised, reallocated to capital stock	(1,608)	(1,619)
Stock options forfeited, reallocated to deficit	(172)	(108)
Balance, end of year	$10,945	$9,782

DSUs

A summary of the Company's DSU transactions, shown in number of DSUs, during the year is as follows:

	2022	2021
Outstanding, beginning of year	156,500	33,500
Granted(1)	96,000	123,000
Vested and settled in cash(2)	(24,500)	-
Outstanding, end of year	228,000	156,500

(1) All DSUs were granted to independent directors of the Company.

(2) During 2022, 24,500 DSUs settled in cash totalling $218.
28

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

15.  CAPITAL STOCK (continued)

DSUs (continued)

Share-based compensation expense and accrued DSU liability

The following table summarizes the change in the accrued DSU liability:

	2022	2021
Outstanding, beginning of year	$1,234	$373
Settlement of DSUs during the year	(218)	-
Change in accrued DSU liability(1)	430	869
Effect of foreign currency translation	(82)	(8)
Outstanding, end of year(2)	$1,364	$1,234

(1) Change in accrued DSU liability was recorded as share-based compensation expense.

(2) As at December 31, 2022, the market value of the Company's common shares was C$8.10 (2021 - C$10.00).
RSUs

A summary of the Company's RSU transactions, shown in number of RSUs, during the year is as follows:

	2022	2021
Outstanding, beginning of year	83,500	-
Granted(1)(2)	195,500	83,500
Vested and settled in cash	(27,002)	-
Forfeited	(2,500)	-
Outstanding, end of year	249,498	83,500

(1) RSUs were granted to certain employees, consultants, and officers of the Company.

(2) During 2022, 13,000 RSUs were granted to a consultant and vest over a 32-month period with 50% of the RSUs vesting after each of 20 months and 32 months after the grant date respectively. The remaining RSUs granted during 2022 vest over a 3-year period with 1/3 of the RSUs vesting after each of one year, two years, and three years after the grant date, respectively.

The following table summarizes the change in the accrued RSU liability:

	2022	2021
Outstanding, beginning of year	$11	$-
Settlement of RSUs during the year	(175)	-
Liability of forfeited RSUs(1)	(6)	-
Change in accrued RSU liability(1)	435	11
Effect of foreign currency translation	(11)	-
Outstanding, end of year(2)	$254	$11

(1) During 2022, the Company recorded net share-based compensation of $429 (2021 - $11), including an expense of $146 (2021 - $3), inventories costs of $115 (2021 - $Nil), exploration and evaluation expenditures of $38 (2021 - $2), and mineral property, plant, and equipment of $130 (2021 - $6).

(2) As at December 31, 2022, the market value of the Company's common shares was C$8.10 (2021 - C$10.00).

PSUs

During 2022, the Company issued 173,750 (2021 - Nil) PSUs to executive officers of the Company, with 82,500 PSUs being in relation to the completion of construction of the Las Chispas Mine, to vest on June 1, 2023. The remaining 91,250 PSUs were granted as part of executive officers long-term incentive plans and the performance and vesting conditions of these PSUs is to be determined by the Board of Directors.

29

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

15.  CAPITAL STOCK (continued)

PSUs (continued)

The following table summarizes the change in the accrued PSU liability:

2022
Outstanding, beginning of year	$-
Share-based compensation for PSUs(1)	795
Effect of foreign currency translation	(31)
Outstanding, end of year(2)	$764

(1) During 2022, the Company recorded share-based compensation of $795, including an expense of $261, inventories costs of $383, exploration and evaluation expenditures of $22 and mineral property, plant, and equipment of $129.

(2) As at December 31, 2022, the market value of the Company's common shares was C$8.10.

16.  INCOME TAXES

The income taxes recognized in income (loss) and comprehensive income (loss) are as follows:

	2022	2021
Current tax expense	$5,682	$384
Deferred tax expense	382	-
Total income tax expense	$6,064	$384

The provision for income taxes reported differs from the amounts computed by applying statutory tax rates to the income (loss) before income taxes due to the following:

	2022	2021
Income (loss) for the year before income taxes	$37,365	$(22,380)
Statutory tax rate	27%	27%

Recovery of income taxes computed at statutory rates	10,089	(6,043)
Share based payments	940	921
Mexican inflationary adjustments	(5,116)	1,642
Differing effective tax rate on loss in foreign jurisdiction	(567)	(955)
Impact of share issuance costs	-	(1,794)
Unrecognized deferred tax assets	(3,624)	1,600
Impact of foreign exchange and other	4,342	5,013
Total income tax expense	$6,064	$384
30

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

16. INCOME TAXES (continued)

The approximate tax effect of each item that gives rise to the Company's recognized deferred tax assets and liabilities as at December 31, 2022 and 2021 is as follows:

	2022	2021
Deferred income tax assets
Exploration and evaluation assets	$46,129	$34
Non-capital losses	7,412	40
Financing fees	1,937	858
Withholding tax	2,535	-
	58,013	932
Deferred income tax liabilities
Mineral property, plant, and equipment	(54,057)	(496)
Debt	(4,217)	(436)
Other	(121)	-
	(58,395)	(932)
Net deferred income tax liability	$(382)	$-

The Company's movement of net deferred tax liabilities is described below:

December 31, 2022
Deferred income tax expense and liability	(382)

The approximate tax effect of each item that gives rise to the Company's unrecognized deferred tax assets and liabilities are as follows:

	2022	2021
Non-capital losses	$15,084	$18,786
Mineral property, plant and equipment	50	15,638
Financing fees	-	2,585
Reclamation and closure provision	1,377	-
Withholding tax	437	-
Other	1,502	1,384
Unrecognized deferred tax assets	(18,450)	(38,393)
Total	$-	$-

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	Expiry Dates	December 31, 2022	December 31, 2021
Non-capital losses	2027-2042	$50,280	$62,681
Mineral property, plant and equipment	No Expiry	168	52,126
Financing fees	2043-2047	-	9,574
Reclamation and closure provision	No Expiry	4,590	-
Withholding tax	No Expiry	437	-
Other	No Expiry	5,007	9,756
Total		$60,482	$134,137

At December 31, 2022, the Company had non-capital loss carry forwards of approximately $4,188 (2021 - $618), which expire between 2040 and 2042, available to offset future taxable income in Canada. The Company also had non-capital loss carry forwards of approximately $71,045 (2021 - $62,173), which expire between 2027 and 2032, available to offset future taxable income in Mexico.
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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

17. SEGMENTED INFORMATION

During 2022 and 2021, the Company had two operating segments: the Las Chispas Mine and El Picacho Property ("Picacho"), which is in the exploration phase. Corporate includes the corporate team that provides administrative, technical, financial, and other support to the Company's business units.

Significant information relating to the Company's reportable operating segments during 2022 and 2021 is summarized below:

	Las Chispas	Picacho	Corporate	Total
Revenue for 2022	$43,510	$-	$-	$43,510
Income (loss) for 2022	$27,411	$(5,322)	$9,212	$31,301

Capital additions during 2022
Mineral property	$44,351	$-	$-	$44,351
Plant and equipment	24,715	-	-	24,715
Total capital additions	$69,066	$-	$-	$69,066

Loss for 2021	$-	$(10,411)	$(12,353)	$(22,764)

Capital additions during 2021
Mineral property	$57,973	$-	$-	$57,973
Plant and equipment	70,151	-	-	70,151
Total capital additions	$128,124	$-	$-	$128,124

	Las Chispas	Picacho	Corporate	Total
As at December 31, 2022
Total assets	$283,358	$2,489	$69,502	$355,349
Total liabilities	$64,952	$269	$13,134	$78,355

As at December 31, 2021
Total assets	$181,318	$2,489	$185,170	$368,977
Total liabilities	$95,716	$1,248	$3,743	$100,707

18. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure.  These risks include liquidity, foreign currency, credit, commodity price, and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company's cash and cash equivalents are invested in business accounts with quality financial institutions and are available on demand to fund the Company's operations.

32

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

18. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Liquidity risk (continued)

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual cash flows of the Company's financial liabilities and operating and capital commitments, shown in contractual undiscounted cash flows, at December 31, 2022:

	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$23,416	$-	$-	$-	$23,416
Lease liabilities	120	137	110	115	482
Credit facility(1)	16,881	39,683	-	-	56,564
Reclamation and closure provision(2)	-	-	-	11,158	11,158
TOTAL	$40,417	$39,820	$110	$11,273	$91,620

(1) Debt interest payments calculated based on interest rate in effect on December 31, 2022. Interest rate may vary (note 7).

(2) Estimated undiscounted cash flows.

The Company believes its cash and cash equivalents at December 31, 2022 of $50,761 and continuing revenue and profitable operations are sufficient to settle its commitments through the next 12 months.

Foreign currency risk

The Company operates in Canada and Mexico and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$and therefore the Company is exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries is US$and therefore the Company's subsidiaries are exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
December 31, 2022
Cash and cash equivalents	$29,502	$318	$29,820
Accounts receivable	111	8	119
Value-added taxes receivable	-	31,378	31,378
Total financial assets	29,613	31,704	61,317

Less: accounts payable and accrued liabilities	(428)	(3,010)	(3,438)
Less: debt	(49,591)	-	(49,591)
Net financial assets (liabilities)	$(20,406)	$28,694	$8,288

The Company is primarily exposed to fluctuations in the value of C$against US$and US$against Mexican pesos ("MX$"). With all other variables held constant, a 1% change in C$against US$or US$against MX$would result in the following impact on the Company's net income for the year:

December 31, 2022
C$/US$exchange rate - increase/decrease 1%	$204
US$/MX$exchange rate - increase/decrease 1%	$287

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable.

33

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022

18. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Credit risk (continued)

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. At December 31, 2022, the accounts receivable balance of $179 (2021 - $88) consisted of $60 (2021 - $67) due from related parties (note 14) and interest receivable of $111 (2021 - $20) on short-term interest bearing instruments. The Company has not recognized any expected credit losses with respect to interest receivable as the amounts are due from high-credit quality financial institutions and the risk of default is considered negligible. The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company's maximum credit exposure.

Interest rate risk

Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk arises primarily from the interest rate impact on its cash and cash equivalents and debt. The Company's cash and cash equivalents are held or invested in highly liquid accounts with both floating and fixed rates of interest, in order to achieve a satisfactory return for shareholders.

At December 31, 2022, the weighted average interest rate earned on the Company's cash and cash equivalents was 4.60%. With all other variables unchanged, a one percentage point change in interest rates would result in approximately a $383 increase/decrease in the Company's income and comprehensive income for the year.

The Company's debt has an interest rate of the adjusted SOFR plus an additional term interest rate margin ranging from 2.50% to 3.75%. The term interest rate margin is set at 3.00% until June 30, 2023 after which point it may vary. At December 31, 2022, adjusted SOFR was 4.40% and the term interest rate margin was 3.00% for a total interest rate of 7.40% and a one percentage point increase in interest rates would result in a $44 increase in interest for the year.

Financial instruments carrying value and fair value

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and debt.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The level of measurement for each financial instrument is determined by the lowest level of significant inputs.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2022
18.          FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Financial instruments carrying value and fair value (continued)

The carrying value of accounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short-term nature of these instruments. In relation to the Company’s SU plan (note 15), the Company recorded the fair value of SUs in accounts payable and accrued liabilities. The Company’s accounts payable and accrued liabilities related to SUs are measured using level 2 inputs. The carrying value of debt approximates its fair value as a result the debts variable interest rates that float in line with market interest rates.

The following table summarizes the carrying value and fair value, by level, of the Company's financial instruments. It does not include fair value information for financial instruments not measured at fair value if the carrying amount reasonably approximates the fair value because of their short-term nature.

	Carrying value		Fair value
	Fair value through
	profit and loss	Amortized cost	Level 1	Level 2	Level 3
December 31, 2022
Financial assets
Accounts receivable	$-	$179	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(2,382)	(21,034)	-	(2,382)	-
Debt	-	(49,591)	-	-	(49,591)
Net financial instruments	$(2,382)	$(70,446)	$-	$(2,382)	$(49,591)

December 31, 2021
Financial assets
Accounts receivable	$-	$88	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(1,245)	(9,140)	-	(1,245)	-
Debt	-	(87,168)	-	-	(87,168)
Net financial instruments	$(1,245)	$(96,220)	$-	$(1,245)	$(87,168)

19. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to support the exploration and evaluation and operation of its mineral properties. The capital of the Company consists of items included in shareholders' equity. The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may attempt to raise new funds.

In order to facilitate the management of its capital requirements, the Company prepares annual revenue and expenditure budgets which are revised periodically based on the results of the progress and results of its mine operation, its exploration programs, the availability of financing, and industry conditions. There are no external restrictions on the Company's expenditures other than the Company may not spend proceeds from draws on its Revolving Facility (no draws made as of December 31, 2022) on expenditures other than general corporate purposes or working capital.

The Company's liquidity management policy is to invest any excess cash in liquid short-term interest-bearing instruments, refined precious metal bullion and certain other instruments with low-risk. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations. With its cash and cash equivalents balance and continuing revenue, the Company expects to have sufficient funds to meet its planned administrative overhead expenses and exploration and production plans for 2023.

20.          SUBSEQUENT EVENTS

Subsequent to December 31, 2022, the Company made a prepayment of $15,000 towards the Term Facility, reducing debt outstanding to $35,000.
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